WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2018

The following management discussion and analysis of Western Copper and Gold Corporation (together with its subsidiaries, “Western” or the “Company”) is dated March 14, 2019, and provides an analysis of the Company’s results of operations for the year ended December 31, 2018.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with Western’s audited consolidated financial statements for the year ended December 31, 2018 and the notes thereto prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company’s accounting policies are described in note 3 to the audited consolidated financial statements for the year ended December 31, 2018. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange (“TSX”) and the NYSE American under the symbol WRN. Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2018 (“AIF”), is filed with Canadian regulators on SEDAR at www.sedar.com. This information, along with Western’s annual report on Form 40-F, filed with the United States Securities and Exchange Commission (the “SEC”), is also available at edgar.sec.gov/edgar.shtml.

The operations of the Company are speculative due to the high-risk nature of the mining industry. Western faces risks that are generally applicable to its industry and others that are specific to its operations. Certain key risks affecting the Company’s current and future operations are discussed in its AIF and Form 40-F. This list is not exhaustive. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. Such risk factors could materially affect the value of the Company’s assets and future operating results, and could cause actual results to differ materially from those described in the forward looking statements contained in this management discussion and analysis. Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation and its wholly-owned subsidiary, Casino Mining Corp. (“Casino Mining”), are focused on advancing the Casino project (“Casino” or “Casino Project”) towards production. The Casino Project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada.

CASINO PROJECT UPDATE

Permitting

In 2018, the Company continued to work towards preparing its environmental assessment application, referred to as the Environmental and Socio-Economic (“ESE”) Statement, for submission to the Yukon Environmental and Socio-economic Assessment Board (“YESAB”). Most of the Company’s activities were focused on the Best Available Tailings Technology (“BATT”) Study, but Western also completed a number of First Nation Traditional Land Use Studies, continued its baseline data collection program, and conducted a number of smaller environmental studies.

In November 2018, the Company completed the BATT Study, a major component of the environmental assessment application for the Casino Project. The BATT Study was the culmination of an 18-month collaborative process that included participation by First Nations, YESAB, and the Yukon Government.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

During the BATT Study, participants considered the environmental, technical, economic, social, and failure impacts of the possible options for disposal of tailings and mine waste, and selected the option considered to be the Best Available Technology for the Casino Project. The participants reviewed 11 different locations and five different technologies, including conventional and dry-stack disposal of tailings. The process was facilitated by Environmental Resources Management Ltd., and incorporates significant input from the participants and technical contributions from Knight Piésold Ltd.

The selected option impounds tailings and mine waste in a facility constrained by an embankment constructed from cycloned tailings material (the “Facility”). The location and footprint of the Facility are similar to that proposed in the Feasibility Study. The BATT Study identified and evaluated a number of design enhancements that will result in a more robust facility with reduced construction, operation and closure risks and less potential environmental impact. The design enhancements include:

  Significantly reduced water storage within the Facility during operations;
  A reduction in the height and slope of the embankment;
  Relocation of potentially acid generating tailings to the rear of the Facility, confined by waste rock; and
  Minimized long-term water storage in the Facility at mine closure.

Traditional Land Use Studies have now been completed for all First Nations identified by YESAB as being potentially impacted by the Casino Project. These studies, which took place over the past two years, are central to the assessment of effects of the Casino Project and are therefore a critical step in the completion of the ESE Statement.

The Company has initiated engineering activities to incorporate the outcomes of the BATT Study into the Facility design, but there is no timeline for submission of the ESE Statement.

Infrastructure

In 2017, the Federal and Yukon Governments announced commitments to fund the upgrade of 82 km of the existing access road to standards required for the Casino Project, as well as to fund 30% of the additional 126 km of new access road to the Casino site. Recent statements from the Yukon Government indicate that they expect to commence work on the upgrade of the existing access road in 2019, beginning with a bypass around the town of Carmacks. The bypass will minimize the amount of mine traffic travelling through Carmacks.

Exploration and evaluation expenditures

Western’s recent activities have focused on permitting and engineering of the Casino Project. Capitalized expenditures for the periods presented were as follows:

For the year ended December 31,	2018	2017
	$	$
Claims maintenance	11,445	10,605
Engineering	213,630	183,165
Permitting	594,423	1,317,578
Salary and wages	365,615	347,887
Share-based payments	110,419	68,994

CASINO EXPENDITURES	1,295,532	1,928,229

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

Feasibility Study

On January 7, 2013, the Company released the results of the feasibility study on its Casino Project and subsequently filed the technical report titled “Casino Project, Form 43-101F1 Technical Report Feasibility Study, Yukon, Canada – Revision 1” dated January 25, 2013 (the “Feasibility Study”) on SEDAR on February 12, 2013. The Feasibility Study was prepared for the Company by Conrad Huss, P.E., Thomas Drielick, P.E., Jeff Austin, P.Eng., Gary Giroux, P.Eng., Scott Casselman, P.Geo., Graham Greenaway, P.Eng., Mike Hester, F Aus IMM and Jesse Duke, P.Geo., each a Qualified Person for the purposes of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The full text of the Feasibility Study is available under the Company’s profile on SEDAR.

Feasibility Study results

Copper Price	US$/lb	3.00
Gold Price	US$/oz	1,400
Molybdenum Price	US$/lb	14.00
Silver Price	US$/oz	25.00
Exchange Rate	C$: 1 US$	0.95

Net Present Value, After-tax, 8% discount	C$ M	1,830
Internal Rate of Return, After-tax	%	20.1
Payback Period	Years	3.0

In September 2017, the Company completed a pricing review (the “Review”) of the Feasibility Study in association with M3 Engineering & Technology Corp. The Review indicated that the Casino Project’s economic metrics, such as internal rate of return and net present value, at long-term forecast commodity prices and exchange rates as of May 2017 are comparable to the base case metrics in the Feasibility Study. Capital and operating costs were updated as part of the Review, including updated costs for mining and major process equipment, power plant costs, major bulk materials (e.g. structural steel), and construction and operating labour rates. There was no change to the mineral resource or reserve estimate or to other technical information contained in the Feasibility Study.

Royalties and production payments

All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived therefrom.

As part of a separate agreement, Western is required to make a payment of $1 million upon achieving commercial production at the Casino Project.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED ANNUAL FINANCIAL INFORMATION

The following annual information has been extracted from the Company’s audited annual consolidated financial statements.

As at and for the year ended	31-Dec-18	31-Dec-17	31-Dec-16
	$	$	$
Loss and comprehensive loss	2,856,160	2,661,589	2,088,400
Loss per share – basic and diluted	0.03	0.03	0.02
Cash, cash equivalents, and short-term investments	4,531,546	4,099,501	6,768,953
Exploration and evaluation assets	41,946,079	40,650,547	38,722,318
Total assets	46,889,013	45,209,605	46,083,525

Items that resulted in significant differences in the annual figures presented above are explained in the following narrative.

Loss and comprehensive loss

For the year ended December 31, 2018, the Company reported a loss and comprehensive loss of $2.9 million. The 2018 figure is slightly higher to 2017 due to variances in share-based compensation and unrealized losses on marketable securities. These variances are discussed further in the ‘Results of Operation’ section below.

Exploration and evaluation assets

During the year ended December 31, 2018, the Company continued to advance the Casino Project. A significant portion of the costs incurred by the Company relate to its on-going permitting and engineering efforts. Costs incurred by the Company are capitalized, thus increasing the carrying value of exploration and evaluation assets from one year to the next.

Cash, cash equivalents, and short-term investments

Cash is used to fund ongoing operations. Unless there is a significant financing transaction, total cash, cash equivalents and short-term investments is expected to decrease from one period to the next. Cash, cash equivalents and short-term investments increased during the year ended December 31, 2018 because the Company raised gross proceeds of $3.34 million in February 2018.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company’s unaudited condensed interim consolidated financial statements.

As at and for the quarter ended	31-Dec-18	30-Sep-18	30-Jun-18	31-Mar-18
	$	$	$	$
Loss and comprehensive loss	664,384	667,710	962,808	561,258
Loss per share – basic and diluted	0.01	0.01	0.01	0.01
Cash and short-term investments	4,531,546	5,187,904	5,848,530	6,392,735
Exploration and evaluation assets	41,946,079	41,723,780	41,517,222	40,966,002
Total assets	46,889,013	47,424,908	47,857,520	48,064,637

As at and for the quarter ended	31-Dec-17	30-Sep-17	30-Jun-17	31-Mar-17
	$	$	$	$
Loss and comprehensive loss	596,075	605,168	691,815	768,531
Loss per share – basic and diluted	0.01	0.01	0.01	0.01
Cash and short-term investments	4,099,501	5,110,720	5,538,086	5,861,418
Exploration and evaluation assets	40,650,547	40,218,996	39,719,430	39,120,476
Total assets	45,209,605	45,842,288	45,856,965	45,572,284

Items that resulted in significant differences in the quarterly figures presented above are explained in the following narrative.

Loss and comprehensive loss

The scale and nature of the Company’s corporate and administrative activity have remained relatively consistent over the periods presented above. Quarterly fluctuations in loss and comprehensive loss figures have mainly been driven by gains and losses related to foreign exchange and marketable securities, and variances in stock-based compensation expense.

Exploration and evaluation assets

Expenditures incurred by the Company relating to its mineral properties are capitalized. As a result, the carrying value of exploration and evaluation assets generally increases from period to period.

Cash, cash equivalents, and short-term investments

Cash is used to fund ongoing operations. Unless there is a significant financing transaction, total cash, cash equivalents and short-term investments are expected to decrease from one period to the next.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

RESULTS OF OPERATIONS

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2017	2018	2017
	$	$	$	$
Filing and regulatory fees	3,976	3,771	206,506	185,345
Office and administration	62,712	56,896	262,325	230,451
Professional fees	18,607	20,359	90,921	103,801
Rent and utilities	28,432	28,065	112,626	112,259
Share-based payments	149,551	47,798	574,974	319,103
Shareholder communication and travel	100,861	86,983	561,067	514,565
Wages and benefits	303,074	269,412	1,093,404	1,067,084

CORPORATE EXPENSES	667,213	513,284	2,901,823	2,532,608

Foreign exchange loss (gain)	(2,450)	(1,527)	4,421	6,909
Interest income	(19,179)	(11,482)	(83,584)	(46,728)
Unrealized loss on marketable securities	18,800	95,800	33,500	168,800

LOSS AND COMPREHENSIVE LOSS	664,384	596,075	2,856,160	2,661,589

Three months ended December 31, 2018

Western incurred a loss of $664,000 ($0.01 per common share) for the three months ended December 31, 2018 compared to a loss of $596,000 ($0.01 per common share) over the same period in 2017. The scale and nature of the Company’s administrative activity have remained generally consistent throughout these periods, but a few items led to significant differences in the comparative loss figures, as follows:

Share-based payments increased by $102,000 during the three months ended December 31, 2018 compared to the same period in 2017 due to timing, valuation, and amortization differences relating to the underlying stock option grants.

The Company recorded an unrealized loss on marketable securities of $19,000 during the three months ended December 31, 2018, reflecting the change in market value of the Company’s holdings. This compares with an unrealized loss of $96,000 recorded during the quarter ended December 31, 2017.

Year ended December 31, 2018

The Company incurred a loss of $2.9 million ($0.03 per common share) for the year ended December 31, 2018, compared to a loss of $2.7 million ($0.03 per common share) during the year ended December 31, 2017. The scale and nature of the Company’s administrative activity have remained generally consistent throughout these periods, but a few items led to significant differences in the comparative loss figures, as follows:

During the year ended December 31, 2018 share-based payments increased by $256,000 compared to the same period in 2017 due to timing, valuation, and amortization differences relating to the underlying stock option grants.

Western recorded an unrealized loss on marketable securities of $34,000 during the year ended December 31, 2018 compared with an unrealized loss of $169,000 during the previous year. These unrealized losses reflect the change in market value of the Company’s marketable securities.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES

For the year ended December 31,	2018	2017
	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(2,127,530)	(2,284,230)
Financing activities	3,920,501	1,433,333
Investing activities	838,044	634,577

CHANGE IN CASH AND EQUIVALENTS	2,631,015	(216,320)

Cash and cash equivalents – beginning	395,370	611,690

CASH AND CASH EQUIVALENTS	3,026,385	395,370

In addition to its cash and cash equivalents, the Company held $1.5 million in short-term investments on December 31, 2018. Cash, cash equivalents, and short-term investments totaled $4.5 million as at December 31, 2018 (December 31, 2017 - $4.1 million). Western’s net working capital as at December 31, 2018 totaled $4.3 million.

Western is an exploration stage company. As at the date of this report, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations. Although the Company expects that the current working capital balance will be sufficient to fund anticipated operating activities in the near term, it will require significant additional funding to complete the development and construction of the Casino mine.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing activities

During the year ended December 31, 2018, the Company completed a private placement for aggregate gross proceeds of $3.4 million. The Company received $733,000 from the exercise of 1,225,000 stock options during the year ended December 31, 2018, a significant decrease from proceeds of $1,433,333 from the exercise of 1,688,000 stock options during the year ended December 31, 2017. The difference is largely due to lower average exercise prices.

Investing activities

Investing activities include both mineral property expenditures, and purchases and redemptions of short-term investments. Investments with an original maturity of greater than three months are considered short-term investments for accounting purposes. Purchases and redemptions of short-term investments are mainly driven by cash requirements and available interest rates.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

During the year ended December 31, 2018, Western redeemed $2.2 million in short-term investments, and spent $1.3 million on exploration and evaluation expenditures. During the year ended December 31, 2017, Western redeemed $2.4 million in short-term investments and expended $1.8 million on mineral property activities.

The majority of the mineral property expenditures in both periods relates to engineering and permitting efforts related to the Casino Project. A summary of activities relating to the Casino Project is available under the Casino Project Update section at the beginning of this report.

OUTSTANDING SHARE DATA

As at the date of this report, the Company has 100,834,001 common shares outstanding. The Company also has 4,850,001 stock options outstanding with exercises prices ranging from $0.50 to $1.20 and 1,452,533 warrants with an exercise price of $1.75.

CONTRACTUAL OBLIGATIONS

The Company has no off-balance sheet arrangements, no lease agreements and no long-term obligations other than those described throughout this document, or in the description of exploration and evaluation assets contained in the notes to the consolidated financial statements.

MANAGEMENT COMPENSATION

The Company’s related parties also include its directors and officers, who are the key management of the Company. The remuneration of directors and officers during the periods presented was follows:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2017	2018	2017
	$	$	$	$
Salaries and director fees	234,021	206,341	830,698	827,236
Share-based payments	141,554	44,988	501,900	290,069

MANAGEMENT COMPENSATION	375,575	251,329	1,332,598	1,117,305

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with IFRS requires to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Differences may be material.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

Exploration and evaluation assets

The carrying amount of the Company’s exploration and evaluation assets represents costs net of write-downs and recoveries to date and does not necessarily reflect present or future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

The Company’s assets are reviewed for indication of impairment at each balance sheet date. If indication of impairment exists, the assets’ recoverable amount is estimated. If the assets’ carrying amount exceeds the recoverable amount then an impairment loss is recognized in the statement of loss. The Company’s review did not identify any indication of impairment.

Environmental site reclamation

The Company has not recognized an amount for environmental site reclamation, however, minimum standards for site reclamation have been established by various governmental agencies that affect certain operations of the Company. The determination of reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time. Changes in these assumptions could have a material effect on the amount required to be recognized as an environmental reclamation provision.

RECENT ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2018, the Company adopted the requirements of IFRS 9 - Financial Instruments (“IFRS 9”). IFRS 9 replaces IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. The change had no impact on the carrying value of the Company’s financial instruments on the transition date.

IFRS 16 – Leases is a new standard that will be effective for annual periods beginning on or after January 1, 2019. IFRS 16 specifies how an issuer will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less, or the underlying asset has an insignificant value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17.

The Company does not expect the adoption of IFRS 16 to have a significant impact on its financial statements for the year ended December 31, 2019 because it does not have any material leases.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2018 and have concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2018.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

Because of its inherent limitations, ICFR may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Chief Executive Officer and the Chief Financial Officer assessed the effectiveness of the Company’s ICFR as at December 31, 2018. In making this assessment, the Company’s management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework. Based on its assessment, management has concluded that, as at December 31, 2018, the Company’s internal control over financial reporting was effective.

CHANGES IN INTERNAL CONTROLS

During the year ended December 31, 2018, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity, credit, and market risk from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks. The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western’s maximum exposure to credit risk.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Marketable securities are adjusted to fair value at each balance sheet date.

FORWARD-LOOKING STATEMENTS

This management discussion and analysis (“MD&A”) contains certain forward-looking statements concerning anticipated developments in Western’s operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward looking information may also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Such forward-looking statements are set forth, among other places, under the heading “Casino Project Update” and elsewhere in the MD&A and may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company’s property; budgets; work programs; permitting or other timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of historical fact.

The material assumptions used to develop the forward-looking statements herein include assumptions that (1) prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates will not change in a materially adverse manner, (2) requisite capital and financing will be available on acceptable terms, (3) equipment and personnel required for permitting, construction and operations will be available on a continual basis, (4) no unforeseen delays, unexpected geological or other effects, equipment failures, or permitting or other delays, and (5) general economic, market or business conditions will not change in a materially adverse manners and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; changes in project parameters as plans continue to be refined; risks related to cooperation of government agencies and First Nations in the exploration and development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western’s AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2018
(Expressed in Canadian dollars, unless otherwise indicated)

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this MD&A, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the SEC and contained in Industry Guide 7 of the SEC. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and required by NI 43-101 to be used for disclosure of mineral resources. These terms, however, are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained and incorporated by reference into this MD&A that describes the Company’s mineral deposits may not be comparable to similar information made public by issuers subject to the SEC’s reporting and disclosure requirements applicable to domestic United States issuers.